UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38643

PAE INCORPORATED
(Exact name of registrant as specified in its charter)

7799 Leesburg Pike, Suite 300 North
Falls Church, Virginia, 22043
(703) 717-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, $0.0001 par value
Warrants

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record of Class A Common Stock, $0.0001 par value: 1

Approximate number of holders of record of Warrants: 30

Pursuant to the requirements of the Securities Exchange Act of 1934, PAE Incorporated has caused this certification/notice to be signed and filed on its behalf by the undersigned duly authorized person.

PAE INCORPORATED

Date: February 25, 2022	By:	/s/ Charles D. Peiffer
		Name:	Charles D. Peiffer
		Title:	Interim President & Chief Executive Officer; Executive Vice President & Chief Financial Officer